
August 6, 2021

C. David Cone
Executive Vice President and Chief Financial Officer
Taylor Morrison Home Corporation
4900 N. Scottsdale Road
Suite 6000
Scottsdale, AZ 85251

> **Re: Taylor Morrison Home Corp**
> **Form 10-K for the Fiscal Year Ending December 31, 2020**
> **Filed February 24, 2021**
> **File No. 001-35873**

Dear Mr. Cone:

  We have reviewed your July 6, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 25, 2021 letter.

C. David Cone
Taylor Morrison Home Corporation
August 6, 2021
Page 2

Form 10-K for the Fiscal Year Ending December 31, 2020

Management's Discussion and Analysis
Non-GAAP Measures, page 41

1.   We have reviewed your response to comment one of our letter dated June 25, 2021.
       Please revise your non-GAAP measures to exclude purchase accounting adjustments.
       Reference is made to question 100.04 of the Compliance and Disclosure Interpretation
       related to Non-GAAP Financial Measures.

       You may contact Babette Cooper at 202-551-3396 or Robert Telewicz at 202-551-3438 if
you have any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction